Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 10, 2017	NR 17-09

Drill Targets Identified at Horsethief Property, NV

• Four new targets identified

• Fall drill program planned

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that preparations are underway for a diamond drilling program at the Company’s wholly-owned Horsethief gold property in eastern Nevada. Plans are for a minimum 1,500 metre (m) reverse circulation (RC) drilling program to test multiple targets on the 525 hectare (1299 acre) property. This includes new targets identified from geophysical and structural interpretation completed in conjunction with recent field programs. The Horsethief Property is a sediment-hosted gold prospect located 16 miles east of Pioche, in Lincoln County, NV.

Jason Weber, P.Geo., President and CEO of Alianza stated, “We are very encouraged by the targets we have developed at Horsethief. Our interpretation of the structural, geological and geophysical data indicates that the prospective stratigraphy is much more extensive under the volcanic cover on the eastern half of the property. Drilling will test whether these buried targets may be the source for alteration and mineralization observed at surface.”

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by Tertiary volcanic flow and pyroclastic rocks. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops as well as shallow RC drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Gold mineralization was hosted in both silty limestone and jasperoid. A 2011 Induced Polarization (IP) geophysical survey indicates that stratigraphy and potentially mineralized targets dip to the east-southeast under the volcanic cover.

In addition to recently-identified surficial targets, a compilation of IP chargeability and resistivity data in conjunction with an updated structural interpretation has identified several buried targets that warrant drill testing. Drilling will target areas of coincident chargeability and resistivity anomalies, thought to represent potential mineralization (chargeability) in the carbonate stratigraphy (resistivity) at depth. Multiple areas with potential for gold deposition to occur are thought to exist, including at or near the contact between carbonate stratigraphy and overlying volcanic rocks, along favourable horizons within the carbonate stratigraphy and along fault structures. A brief summary of the targets follows and figures illustrating the targets can be found on the Company’s website www.alianzaminerals.com.

Horsethief North – A large jasperoid breccia exposure, 900 by 150 metres in size, at the contact of carbonate rocks and overlying volcanic rocks. A surface rock sample assayed 21.94 g/t gold. Three historic holes ended in mineralization at shallow depths and one hole intersected 39.6 m of 0.79 g/t gold. This target may represent an uplifted block of deeper jasperoid mineralization targeted elsewhere on the property.

Thoroughbred – This area is located 250 metres south of the Horsethief North, and may be an extension of that target. It consists of jasperoid on surface overlying a buried 500-metre diameter chargeability high anomaly. This area exhibits a high degree of structural complexity.

Horsethief South/Mustang – Mustang is large chargeability/coincident resistivity anomaly at depth that is the proposed source for gold bearing jasperoid on surface at the Horsethief South area. Historic drilling yielded a 6.1 metre intersection that averaged 1.22 g/t gold. The chargeability anomaly measures 1,000 by 800 metres in size.

Stallion Target – Stallion is a newly defined surficial target identified in 2017. Jasperoid outcrops with anomalous pathfinder element geochemistry are underlain by resistivity and chargeability (500 by 750 m) anomalies. The geophysical anomalies may represent the source for surface jasperoid exposures.

Clydesdale Target – The target consists of a 250 metre-diameter IP chargeability anomaly associated with a northeast structure in the southern portion of the property.

Management will start the permitting process shortly, with the goal of completing drilling in the fall of 2017.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 33.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

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